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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 5)


                              Gilman + Ciocia, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                    375908100
                            ------------------------
                                 (CUSIP Number)


                                 Michael P. Ryan
                       c/o Prime Financial Services, Inc.
                                11 Raymond Avenue
                             Poughkeepsie, NY 12603
                                 (845) 471-4457
                                 with copies to:
                              Merril Mironer, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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This Amendment No. 5 hereby amends the Schedule 13D as heretofore amended (the "
Statement") filed by Michael Ryan, Ralph Porpora, Prime Partners, Inc. (formerly known as Prime Financial Services, Inc.), a New York corporation ("Prime"),
James Ciocia, Kathryn Travis, Kenneth Copans, William Devine, Steven Gilbert, Alexander Rappaport, Harvey Stein, Richard Vogel, and Ira Martin. (Prime,
Messrs. Ryan, Porpora, James Ciocia, Kathryn Travis, Kenneth Copans, William Devine, Steven Gilbert, Alexander Rappaport, Harvey Stein, Richard Vogel, and
Ira Martin sometimes being referred to herein collectively as the "Reporting Persons").

Item 4.  Purpose of Transaction
         ----------------------

     The following paragraph is hereby added to Item 4 of the Statement:

         On August 9, 2002, Michael Ryan, Thomas Povinelli, David Puyear and the Issuer entered into an agreement (the "Agreement"). Under the terms of the Agreement, the Company agreed to adopt in a modified form the resolutions proposed in the Consent Statement on Schedule 14A (the "Consent Statement") filed by the Reporting Persons on August 2, 2002, and Michael Ryan agreed to cause the Consent Statement and the accompanying consent solicitation to be withdrawn. As part of the Agreement, the Issuer also granted Tom Povinelli, the Company's current President and Chief Executive Officer, and David Puyear, the Company's Chief Financial Officer, with an option to purchase a group of Company offices Pursuant to the Agreement, the Board elected Michael Ryan as the Issuer's President and, upon Mr. Povinelli's resignation within the next 45 days, as Chief Executive Officer, and to reimburse Mr. Ryan for his legal expenses in connection with the Consent Statement and solicitation. In connection with the Agreement, on August 8, 2002, the Board of Directors of the Issuer (the "Board") expanded the size of the Board to a total of nine directors, and Edward H. Cohen, Steve Gilbert and Michael Ryan were appointed to the Board to fill the vacancies created by such expansion, to serve until the next annual meeting of stockholders of the Issuer at which their respective class of directors is to be elected.

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Item 6. Contracts, Arrangements, Understandings or Relationships With
        -------------------------------------------------------------
        Respect to Securities of the Issuer.
        ------------------------------------

     1. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers.

     2. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee.

     3. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller (including form of Voting Trust Agreement).

     4. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002.

     5. Voting Trust Agreement, dated June 24, 2002, between Prime Management Corporation, Kathryn Travis and Michael Ryan as Trustee.

     6. Preliminary Consent Statement on Schedule 14A, as amended on July 26, 2002.

     7.  Definitive Consent Statement on Schedule 14A, filed on August 2, 2002.

     8. Agreement, dated August 8, 2002, by and between the Issuer, Thomas Povinelli, David Puyear, and Michael Ryan.

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Item 7.  Material to be filed as Exhibits.
         --------------------------------

         Exhibit 1. Joint Filing Agreement. (Previously filed)

         Exhibit 2. Stock Purchase and Option Agreement, dated May 1, 2002, between Prime Management Corporation as Purchaser and James and Tracy Ciocia as the Sellers. (Previously filed.)

         Exhibit 3. Voting Trust Agreement, dated May 1, 2002, between Prime Management Corporation, James and Tracy Ciocia and Michael Ryan as Trustee. (Previously filed.)

         Exhibit 4. Stock Purchase and Option Agreement, dated May 10, 2002, between Prime Management Corporation as Purchaser and Kathryn Travis as Seller. (Previously filed.)

         Exhibit 5. Letter from the Reporting Persons to the Board of Directors of the Issuer, dated May 16, 2002. (Previously filed.)

         Exhibit 6. Voting Trust Agreement, dated June 14, 2002, between Prime Management Corporation, Kathryn Travis and Michael Ryan as Trustee. (Previously filed.)

         Exhibit 7. Preliminary Consent Statement on Schedule 14A (incorporated herein by reference to the Reporting Persons' Preliminary Consent Statement on Schedule 14A filed with the Securities and Exchange Commission on July 1, 2002).

         Exhibit 8. Definitive Consent Statement on Schedule 14A (incorporated herein by reference to the Reporting Persons' Definitive Consent Statement on Schedule 14A filed with the Securities and Exchange Commission on August 2, 2002).

         Exhibit 9 Agreement dated August 8, 2002, by and between the Issuer, Thomas Povinelli, David Puyear, and Michael Ryan. (incorporated by reference to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 9, 2002).





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                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 13, 2002


                                           /s/ Michael Ryan, President
                                           -------------------------------------
                                           Prime Partners, Inc.


                                           /s/ Ralph Porpora
                                           -------------------------------------
                                           Ralph Porpora


                                           /s/ Michael Ryan
                                           -------------------------------------
                                           Michael Ryan


                                           /s/ James Ciocia
                                           -------------------------------------
                                           James Ciocia


                                           /s/ Kathryn Travis
                                           -------------------------------------
                                           Kathryn Travis


                                           /s/ Kenneth Copans
                                           -------------------------------------
                                           Kenneth Copans


                                           /s/ William Devine
                                           -------------------------------------
                                           William Devine


                                           /s/ Steve Gilbert
                                           -------------------------------------
                                           Steve Gilbert


                                           /s/ Alexander Rappaport
                                           -------------------------------------
                                           Alexander Rappaport


                                           /s/ Harvey Stein
                                           -------------------------------------
                                           Harvey Stein


                                           /s/ Richard Vogel
                                           -------------------------------------
                                           Richard Vogel


                                           /s/ Ira Martin
                                           -------------------------------------
                                           Ira Martin